Exhibit 99.1

QIWI Announces 2024 Annual General Meeting

NICOSIA, CYPRUS – July 12, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that its 2024 annual general meeting of shareholders (the "AGM") will be held on August 27, 2024 at 10:00 a.m. (Cyprus time) at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on July 11, 2024 are entitled to receive notice and to vote at the AGM and any adjourned meeting thereof. Holders of the Company's American Depositary Shares (the "ADS") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the AGM.

At the AGM, the following items will be submitted for shareholders’ approval:

1.	to adopt the Company’s audited financial statements for 2023 financial year;

2.	to re-appoint PAPAKYRIACOU & PARTNERS LIMITED as the Company’s Auditors and to authorize the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion;

3.	to elect Directors of the Board of Directors of the Company;

4.	to approve Directors’ remuneration, and

5.	to approve the change of name of the Company from QIWI PLC to NanduQ PLC.

Further details on the agenda and procedural matters related to the AGM will be made available to the Company's shareholders by the Company and the Company's ADS holders through The Bank of New York Mellon.

Copies of certain materials related to the AGM, including the Notice for the Convocation of the AGM, the Board of Directors Nomination Form are available on our website at http://qiwi.global.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global